EXHIBIT 26-A




                 [LETTERHEAD OF PENNSYLVANIA ELECTRIC COMPANY]







                               -----------, 1999



Dear Prospective Purchaser:

            Pennsylvania Electric Company ("Company") is requesting proposals for the purchase of $--------- aggregate principal amount of Senior Notes ___% due --------- ("Notes"). Proposals will not be accepted for less than all of the Notes.

            All proposals for the Notes must be made on the Form of Proposal and in accordance with the Statement of Terms and Conditions Relating to Proposals for the Purchase of Senior Notes ("Terms and Conditions"), copies of which are enclosed, together with a copy of the related Purchase Agreement.

            All proposals must be submitted to the Company in accordance with such procedures and on such day and time as shall be designated by the Company by telephonic and written notice. Such notice will be first communicated by the Company not less than 72 hours prior to the designated time.

            A Registration Statement on Form S-3 relating to these securities has been declared effective by the Securities and Exchange Commission ("SEC").

            The specific terms of the Notes with respect to sinking fund, redemption prices, etc. are included in Appendix A to this letter. In accordance with the Terms and Conditions, please include the annual interest rate (which rate shall be a multiple of 1/8 of 1%) and the price to be paid to the Company, which shall be not less than --% nor more than ---% of the principal amount of the Notes. Representatives of the Company will notify you as to whether your proposal has been accepted or rejected by the Company. Subject to the reservations set forth in the Terms and Conditions, such notice will be given not later than three hours after the time designated for receipt by the Company


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of written  confirmation of telephonic  proposals on the date designated for the submission of proposals, in accordance with the Terms and Conditions.

            Enclosed is a copy of the Company's Registration Statement on Form S-3 relating to the Notes among other securities of the Company, together with the order of the SEC in connection therewith, and the Company's Annual Report on Form 10-K for 199_ [and Quarterly Reports on Form 10-Q for the quarter(s) ended --------------------------------], as filed with the SEC. Also enclosed are copies of the Company's Securities Certificate filed with the Pennsylvania Public Utility Commission ("PaPUC") together with the related order of the PaPUC. Thelen Reid & Priest LLP, who are acting as counsel for the prospective purchasers of the Notes are sending you copies of the Preliminary Blue Sky Survey and, if requested in accordance with Section 1(f)(1) of the Terms and Conditions, a Legal Investment Survey. Should you wish to discuss the legal aspects of the offering, or the fees and disbursements of such counsel, please contact John P. Hood, Esq. of that firm at (212) 603-2000.

            Representatives of the Company will be available by telephone conference call at ---------- on ----------, 1999 to answer any questions you may have.

                                   Sincerely,

                                    PENNSYLVANIA ELECTRIC COMPANY




                                    By:    /s/T. G. Howson
                                        ----------------------
                                    Title: Vice President and Treasurer







                                      -2-


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                                   Appendix A


Aggregate Principal Amount:         $




Maturity:




Interest Payment Dates:




Redemption Provisions:





Sinking Fund Provisions:



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